[redacted]

12010166

COMMISSION
0549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 RINGLING BLVD, 3RD FLOOR
(No. and Street)

SARASOTA	FL	34237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL J. HUSHEK III 941-441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400,	Clearwater,	FL	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

JD 3/12/12

OATH OR AFFIRMATION

I, Daniel J. Hushek III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN S BAKER
MY COMMISSION # DD788925
EXPIRES May 17, 2012
(407) 398-0153 FloridaNotaryService.com

Karen S Baker
Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66659 FINRA DEC
G. F. INVESTMENT SERVICES, LLC
2080 RINGLING BOULEVARD
SARASOTA FL 34237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARIA LI 212-485-5988

2. A. General Assessment (item 2e from page 2) $4,736
   B. Less payment made with SIPC-6 filed (exclude interest) (2,219)
   07/2011
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 2,517
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $2,517
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $2,517
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.F. INVESTMENT SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 21 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 11
and ending DEC 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,145,752
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,251,403)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(1,251,403)
d. SIPC Net Operating Revenues	$1,894,349
e. General Assessment @ .0025	$4,736

(to page 1, line 2.A.)

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2011 and 2010
(With Report of Independent Registered Certified
Public Accountants Thereon)

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2011 and 2010
(With Report of Independent Registered Certified Public Accountants Thereon)

GF INVESTMENT SERVICES, LLC

INDEX

MHM®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division
13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Certified Public Accountants

To the Members of
GF Investment Services, LLC:

We have audited the accompanying statements of financial condition of GF Investment Services, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

February 22, 2012
Clearwater, Florida

GF INVESTMENT SERVICES, LLC

Statements of Financial Condition

December 31, 2011 and 2010

Assets		2011	2010
Cash and cash equivalents	$	56,875	193,389
Deposits with clearing agency		62,775	57,359
Accounts receivable:			
Commissions		128,933	174,427
Registered representatives		27,641	27,328
Accrued interest receivable		59,583	45,833
Prepaid expenses		52,350	42,963
Equipment, net of accumulated depreciation of $3,281 and $1,201, respectively		2,960	4,121
Note receivable		250,000	250,000
	$	641,117	795,420

Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	10,452	21,921
Accrued commissions		166,752	214,495
		177,204	236,416
Members' equity		463,913	559,004
	$	641,117	795,420

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions	$ 3,040,177	2,489,190
Registered representative fees	91,764	74,729
Interest income	13,814	13,812
	3,145,755	2,577,731
Expenses:		
Depreciation	2,080	1,201
Salaries, benefits and payroll taxes	465,553	387,317
Registered representative commissions	2,409,822	1,712,211
Advertising	30	3,068
Insurance	48,546	49,628
Office and other	67,745	56,093
Professional fees	69,325	120,293
Regulatory expenses	44,873	26,149
Rent	64,527	66,457
Telephone and utilities	17,292	14,821
Travel and entertainment	21,254	39,381
Web software access	29,799	38,981
	3,240,846	2,515,600
Net (loss) income	$ (95,091)	62,131

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Changes in Members' Equity

For the Years Ended December 31, 2011 and 2010

	Contributed Capital	Accumulated Earnings	Total
Members' equity at December 31, 2009	$ 160,000	336,873	496,873
Net income	-	62,131	62,131
Members' equity at December 31, 2010	160,000	399,004	559,004
Net loss	-	(95,091)	(95,091)
Members' equity at December 31, 2011	$ 160,000	303,913	463,913

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net (loss) income	$	(95,091)	62,131
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation		2,080	1,201
(Increase) decrease in operating assets:			
Deposits with clearing agency		(5,416)	(2,182)
Commissions receivable		45,494	(128,784)
Registered representatives receivable		(313)	(13,874)
Accrued interest receivable		(13,750)	(13,750)
Prepaid expenses		(9,387)	(7,250)
(Decrease) increase in operating liabilities:			
Accounts payable		(11,469)	8,215
Accrued commissions		(47,743)	176,419
Net cash (used in) provided by operating activities		(135,595)	82,126
Cash flows used in investing activities:			
Purchases of equipment, net		(919)	(5,322)
Net (decrease) increase in cash		(136,514)	76,804
Cash and cash equivalents at beginning of year		193,389	116,585
Cash and cash equivalents at end of year	$	56,875	193,389

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America and Singapore. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 100%.

(b) Revenue Recognition

The Company recognizes commission revenue in the period when the commissions are earned and services are rendered.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

(d) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2011 and 2010, as management believes all receivables to be fully collectible.

(e) Equipment, Net

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the years ended December 31, 2011 and 2010 was $2,080 and $1,201, respectively.

(1) Summary of Significant Accounting Policies – Continued

(f) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its members in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, "Income Taxes" (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2008, and all subsequent years.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits exceed federally insured limits.

During 2011, approximately 21% of total revenue was generated by one customer with the top four customers representing approximately 41% of total revenues. During 2010, approximately 68% of total revenue was generated by four customers. Of those four customers, 29% of total revenue was attributable to a single customer.

(3) Deposits with Clearing Agency

As of December 31, 2011 and 2010, the Company had cash deposits of $62,775 and $57,359, respectively, in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc. (GFA), a related party through common ownership. The promissory note bears interest at 5.5%, which was payable annually beginning in September 2008. The Company has subsequently deferred the payment of interest until maturity. The principal balance is payable at maturity in September 2012. As of December 31, 2011 and 2010, accrued interest receivable totaled $59,583 and $45,833, respectively.

(5) Related Party Operating Lease

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related through common ownership. The lease requires monthly base payments of $3,333, with no escalations in payments, through December 31, 2016. The Company may, at its option, renew the lease for an additional term of five years under the same terms as the current lease.

Approximate future minimum lease payments under this lease are as follows:

Year	Amount
2012	$ 40,000
2013	40,000
2014	40,000
2015	40,000
2016	40,000

Related party rent expense under this lease for both years ended December 31, 2011 and 2010 was approximately $40,000.

(6) Other Related Party Transactions

The Company has an expense sharing agreement with GFA under which certain general and administrative costs for the Company and other related entities will be paid by GFA. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Other fees directly related to the Company paid by GFA are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from GFA for the years ended December 31, 2011 and 2010, was $47,916 and $30,817, respectively. At December 31, 2011 and 2010, respectively, $3,191 and $11,282 of shared expense due to GFA was included in accounts payable on the accompanying statements of financial condition.

(7) Retirement Plan

On January 1, 2006, the Company adopted a SIMPLE-IRA plan covering all employees. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis not to exceed 3% of the employee's compensation. Plan expense was $6,752 and $5,790 for the years ended December 31, 2011 and 2010, respectively.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, terms as defined by the rule. At December 31, 2011, the Company had net capital of $71,379, which exceeded the net capital requirement by $21,379. The Company's ratio of aggregate indebtedness to net capital was 2.48 to 1 at December 31, 2011.

(11) Liabilities Subordinated to Claims of General Creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2011 and 2010, nor at any time during the years then ended.

(12) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

(13) Subsequent Events

The Company has evaluated events and transactions through February 22, 2012, the date which financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net Capital

Members' equity		$ 463,913
Deductions for non-allowable assets:		
Registered representative receivable		(27,641)
Accrued interest receivable		(59,583)
Prepaid expenses		(52,350)
Equipment, net		(2,960)
Note receivable		(250,000)
Net capital		$ 71,379

Aggregate Indebtedness

Items included in statement of financial condition:		
Accounts payable	$ 10,452	
Accrued commissions	166,752	
Total aggregated indebtedness	$ 177,204	
Ratio: Aggregate indebtedness to net capital		2.48 to 1
Minimum net capital requirement		$ 50,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011, as amended February 15, 2012) is not presented as there are no material differences.

See accompanying report of independent registered certified public accountants.

MHM ®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division
13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Certified Public Accountants
On Internal Control Required By SEC Rule 17a-5

To the Members of
GF Investment Services, LLC:

In planning and performing our audits of the financial statements of GF Investment Services, LLC, (the Company), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management of GF Investment Services, LLC, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 22, 2012
Clearwater, Florida

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division
13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Certified Public Accountants on Applying Agreed–Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of GF Investment Services, LLC
2080 Ringling Boulevard, Third Floor
Sarasota, Florida 34237

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GF Investment Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for GF Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting that Form X-17A-5 only includes total revenues for the period from October 1, 2011 through December 31, 2011, while Form SIPC-7 includes amounts for the year ended December 31, 2011 consistent with amounts reported in the accompanying audited financial statements;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $4,944 in revenues deducted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 22, 2012
Clearwater, Florida